Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds I:

We have examined management of BNY Mellon Investment
Funds I's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BNY Mellon Small Cap
Growth Fund, BNY Mellon Small Cap Value Fund, BNY Mellon
Small/Mid Cap Growth Fund, and BNY Mellon International
Equity Fund (collectively, the "September 30th Funds"), and
BNY Mellon Global Fixed Income Fund (the "December 31st
Fund"), (collectively with the September 30th Funds, the "Funds"), each a series of BNY Mellon Investment Funds I, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of June 30, 2024. BNY Mellon Investment
Funds I's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of June 30, 2024, and with respect to agreement of security purchases and sales or maturities, for the period from March 31, 2024 (the date of the Funds' last examination), through June 30, 2024:

1.	Count and inspection of all securities (if any) located in the vault of
The Bank of New York Mellon Corporation in 570 Washington
Blvd, Jersey City, NJ 07310;

2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve
Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and records of the Funds to those of the Custodian;

6.	Agreement of pending purchase and sale activity for the Funds as of June 30, 2024, if any, to documentation of corresponding subsequent bank statements;

7.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;
8.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

9.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2023 - June 30, 2024 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2024, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon
Investment Funds I and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


New York, New York
May 12, 2025



May 12, 2025


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Small
Cap Growth Fund, BNY Mellon Small Cap Value Fund,
BNY Mellon Small/Mid Cap Growth Fund, and BNY Mellon International Equity Fund (collectively, the "September
30th Funds"), and BNY Mellon Global Fixed Income Fund
(the "December 31st Fund"), (collectively with the
September 30th Funds, the "Funds"), each a series of BNY Mellon Investment Funds I, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2024, and from March 31, 2024 (the date of the Funds' last examination) through June 30, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2024 and from March 31, 2024 (the date of the Funds' last examination) through June 30, 2024, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Investment Funds I



Jim Windels
Treasurer